UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cartesian, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

561693 10 2

(CUSIP Number)

Benjamin Keiser

Elutions, Inc.

601 East Twiggs Street

Tampa, Florida 33602

(813) 419-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Elutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,685,586
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,685,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,586
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Engage Networks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,685,586
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,685,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,586
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Astra Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,685,586
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,685,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,586
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Leventi Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,685,586
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,685,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,586
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS William Doucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,685,586
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,685,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,586
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Elizabeth Doucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,685,586
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,685,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,586
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note:

Items 2, 4, 5 and 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Elutions, Inc., Engage Networks, Inc., Astra Family Holdings, LLC, Leventi Irrevocable Trust, William Doucas and Elizabeth Doucas on March 7, 2014, as amended on March 19, 2014, May 22, 2014 and June 23, 2014 (as amended, the “Schedule 13D”), relating to the common stock, $.005 par value per share (“Common Stock”) of Cartesian, Inc. (f/k/a The Management Network Group, Inc.) (the “Issuer”), are hereby amended to the extent hereinafter expressly set forth. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by replacing Schedule I thereto with Schedule I attached hereto, which Schedule I is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby deleted and replaced in its entirety with the following:

“The Reporting Persons are actively monitoring their investment in the Issuer. In this regard, Elutions has engaged in and intends to continue to engage in discussions consistent with the terms of the Investment Agreement between Elutions and the Issuer with the Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties about the governance and board composition, management, business, operations, cost structure, capitalization and capital structure, financial condition, strategic plans and the future of the Issuer.

In addition, Elutions has informed the Issuer that it intends to explore the possibility of a transaction with the Issuer that would give Elutions, alone or together with other parties, the ability to control the board and management of the Issuer. Toward that end, Elutions intends to have exploratory discussions with the Issuer and other persons, including but not limited to other stockholders, about potential transactions with the Issuer that may involve additional debt or equity investments by Elutions in the Issuer, the restructuring of Elutions existing debt investment or the terms of its Warrants, amendments to the existing co-marketing agreement between Elutions and the Issuer, a combination of such transactions, or other strategic transactions involving Elutions and the Issuer. There can be no assurance that there will be any such transaction, of the structure or terms of any such transaction or the time that it could take to determine whether or not there will be any such transaction, and the Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 at any time.

Without limiting the above, depending upon a variety of factors, including the outcome of the discussions referenced above and actions taken by the board of directors and management of the Issuer, the Reporting Persons may, in their sole discretion, consider, formulate and implement various plans or proposals that relate to or would constitute or result in any of the actions or effects described in Items 4(a) through (j) of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby deleted and replaced in their entirety with the following:

“(a) and (b)        As of December 4, 2017, Elutions owned the 609,756 Closing Shares and held all of the rights under the Tracking Warrant and the Incentive Warrant. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own) the 609,756 Closing Shares, the 996,544 shares of Common Stock subject to the Tracking Warrant and 79,286 shares of Common Stock subject to the Incentive Warrant and for which the vesting terms have been satisfied. The Closing Shares together with the shares subject to the Tracking Warrant and the vested shares subject to the Incentive Warrant represent approximately 16.0% of the outstanding Common Stock of the Issuer, based on 9,447,069 shares of Common Stock outstanding as of October 28, 2017, as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2017, plus the shares subject to the Tracking Warrant and the vested shares subject to the Incentive Warrant. Accordingly, the percentage of outstanding shares of Common Stock that may be beneficially owned by each Reporting Person is approximately 16.0%.

To the knowledge of the Reporting Persons, none of the Schedule I Persons (other than Elizabeth Doucas and William Doucas as described above) beneficially owns any Common Stock except as set forth on Schedule I attached hereto.

(c)       None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Schedule I Persons, has engaged in any transactions in the Common Stock during the past 60 days.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding the following exhibits herewith:

Exhibit No.	Exhibit Name
99.13	Joint Filing Agreement, dated December 4, 2017, among Elutions, Engage Networks, Astra Holdings, the Leventi Trust, William Doucas and Elizabeth Doucas

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 4, 2017

ELUTIONS, INC.

By:	/s/ William Doucas
Name:	William Doucas
Title:	Chairman

ENGAGE NETWORKS, INC.

By:	/s/ William Doucas
Name:	William Doucas
Title:	Director

ASTRA FAMILY HOLDINGS, LLC

By:	/s/ Elizabeth Doucas
Name:	Elizabeth Doucas
Title:	Manager

LEVENTI IRREVOCABLE TRUST

By:	/s/ Elizabeth Doucas
Name:	Elizabeth Doucas
Title:	Trustee

/s/ William Doucas
William Doucas

/s/ Elizabeth Doucas
Elizabeth Doucas

Schedule I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Elutions and Engage Networks and the manager of Astra Holdings. Unless otherwise indicated, the present principal occupation of each person is with Elutions. The business address of each person is 601 Twiggs Street, Tampa, Florida 33602. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America. To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Issuer.

Directors and Executive Officers of Elutions:

Name	Title/ Principal Occupation	Stock Ownership	Citizenship

William P. Doucas*	Chairman and Chief Executive Officer

Christopher Voss*	Chief Financial Officer

Nitin Ranjan	Chief Technology Officer	2,335	India

William P. Doucas	Chief Commercial Officer

Paul W. Doucas III	Chief Operating Officer

* Member of the Board of Directors

Directors and Executive Officers of Engage Networks:

Name	Title	Principal Occupation	Stock Ownership	Citizenship

Elizabeth Doucas*	Director	Director of Engage Networks

William P. Doucas*	Chairman	Chairman and Chief Executive Officer of Elutions

Christopher Voss	Vice President, Secretary and Treasurer	Chief Financial Officer of Elutions

* Member of the Board of Directors

Manager of Astra Holdings:

Name	Title	Principal Occupation	Stock Ownership	Citizenship

Elizabeth Doucas	Manager	Director of Engage Networks

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.13	Joint Filing Agreement, dated December 4, 2017, among Elutions, Engage Networks, Astra Holdings, the Leventi Trust, William Doucas and Elizabeth Doucas